                                                                               Exhibit 99.1

ELBIT MEDICAL IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of Elbit Medical Imaging Ltd. (the "Company") to be held at 11:00 a.m. (Israel time) on Thursday, December 28, 2006, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

The purposes of this meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company's board of directors recommends that you vote ''FOR'' Proposals No. 1 through No. 3, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 24 hours before the meeting.

Thank you for your continued cooperation.

            Very truly yours,

            MORDECHAY ZISSER
            Executive Chairman of the Board of Directors

Tel-Aviv, Israel
November 21, 2006

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ELBIT MEDICAL IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Medical Imaging Ltd.:

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of Elbit Medical Imaging Ltd. (the "Company") will be held at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, on Thursday, December 28, 2006, at 11:00 a.m. (Israel time), to consider and vote upon the following:

1.	Re-election to the Company’s board of directors (the "Board of Directors") of eight (8) directors currently in office;

2.
Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the fiscal year ended December 31, 2006 and authorization of the Board of Directors, upon the recommendation of the Company’s audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.	Approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries.

In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2005.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of business on November 27, 2006 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who hold their shares through the nominee company of Bank Discount Le’Israel Ltd. and intend to vote their shares in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 24 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in "street name", meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

            By Order of the Board of Directors,

            MR. MORDECHAY ZISSER
            Executive Chairman of the Board of Directors

            MR. SHIMON YITZHAKI
            President

            MR. MARC LAVINE
            Corporate Secretary

Tel Aviv, Israel
November 21, 2006

ii

ELBIT MEDICAL IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, New Israeli Shekels ("NIS") 1 nominal value (the "Shares"), of Elbit Medical Imaging Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Thursday, December 28, 2006, at 11:00 a.m. (Israel time) and at any adjournment thereof, pursuant to the accompanying Notice of Meeting.

At the Meeting, shareholders will be asked to vote on the following proposals:

1.	Re-election to the Company’s Board of Directors of the eight (8) directors currently in office;

2.
Approval of the re-appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company’s independent auditors for the fiscal year ended December 31, 2006 and authorization of the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.	Approval of the purchase by the Company of an insurance policy for the coverage of liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries.

In addition, shareholders will be requested to consider at the Meeting the directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2005.

Finally, shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

The affirmative vote of at least a majority of the votes of shareholders participating in the voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals No.1 through Proposal No. 3.

At least two shareholders, present in person or by proxy, and holding or representing, in the aggregate, at least thirty-three and one-third percent (33.33%) of the issued and outstanding voting Shares, will constitute a quorum at the Meeting. If no quorum is present within a half hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or to such other day, time and place as shall be determined by notice to shareholders. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN "STREET NAME"; POSITION STATEMENTS

Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage-prepaid envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. Shareholders who hold their Shares through the nominee company of Bank Discount Le’Israel Ltd. and intend to vote their Shares by person or by proxy must deliver to the

Company an ownership certificate confirming their ownership of the Company’s ordinary shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000.

If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above. If a shareholder instructs in a proxy that it wishes to abstain from voting its Shares on a specific proposal, the Shares represented by such proxy will be deemed as neither a vote "FOR" nor "AGAINST" the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card so that it is received by the Company at least 24 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled "Note for shareholders in street name" below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

Note to shareholders in street name

Shareholders who hold their Shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

Proxies for use at the Meeting that are being solicited by the management of the Company and the Board of Directors will be mailed to shareholders on or about November 30, 2006, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Position Statements

Shareholders are permitted to express their position on the proposals on the agenda of this Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at Europe Israel Tower, 2 Weitzman St., Tel Aviv, to the attention of Mr. Dudi Machluf, Chief Financial Officer no later than December 7, 2006. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 28,254,262 Shares outstanding as of November 15, 2006 (such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights). Only shareholders of record at the close of business on November 27, 2006 are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 15, 2006, the number of Shares beneficially owned by (i) all shareholders known to the Company to beneficially own 5% or more of the issued and outstanding Shares, and (ii) all current officers and directors of the Company as a group.

Name and Address	Number of Shares	Percent of Shares Beneficially Owned(1)
Mordechay Zisser(2)	12,403,634(3)	48.73%
Europe-Israel (M.M.S.) Ltd.(4)	12,053,643	47.35%
Clal Insurance Enterprises Holdings Ltd.	1,301,270(5)	5.1%
IDB Development Corporation Ltd.	1,301,270(5)	5.1%
IDB Holding Corporation Ltd.	1,301,270(5)	5.1%
Nochi Dankner	1,301,270(5)	5.1%
Shelly Bergman	1,301,270(5)	5.1%
Ruth Manor	1,301,270(5)	5.1%
Avraham Livnat	1,301,270(5)	5.1%
All officers and directors of the Company as a group (12 persons)	12,539,103(6)	49.26%

-------------------------------

(1)
The Number of shares and percentage ownership are based on 28,254,262 Shares outstanding as of November 15, 2006. Such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”) based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 15, 2006 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, the Company believes that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by the directors include the Shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
Mr. Zisser is the indirect controlling shareholder of the Company, by virtue of his control of Europe-Israel (M.M.S.) Ltd. ("Europe-Israel"), and serves as the Company's Executive Chairman of the Board of Directors. See footnote 4 below.

(3)
Includes 12,053,634 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Company's Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel. See footnote 4 below. Also includes 350,000 options to purchase 350,000 ordinary shares of the Company at an exercise price of NIS 137.44, which have fully vested as of November 15, 2006 held directly by Mr. Zisser.

(4)	Europe-Israel is an Israeli corporation wholly-owned by Control Centers Ltd., a private company controlled by Mr. Mordechay Zisser.

(5)
Based solely on Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, the "Reporting Persons") on September 12, 2006. The 1,301,270 Shares reported on such Schedule 13G as beneficially owned by the Reporting Persons are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd. Each of these subsidiaries operates under independent management and makes independent voting and investment decisions. Each of the Reporting Persons disclaims beneficial ownership of all such Shares.

(6)
Includes: (i) 12,053,634 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel (see footnote 4 above); (ii) 350,000 options to purchase 350,000 Shares at an exercise price of NIS 137.44 per Share held by Mr. Zisser directly, which have fully-vested as of November 15, 2006; and (iii) 135,469 Shares issued to other directors and officers of the Company pursuant to the Company's employees and officers incentive plan from 2001, which have fully-vested as of November 15, 2006.

Proposal No. 1

RE-ELECTION OF DIRECTORS

At the Meeting, eight (8) directors are to be re-elected, each to hold office until the next Annual General Meeting of Shareholders and until his or her successor shall have duly taken office, unless any office is earlier vacated under any relevant provision of the articles of association of the Company or applicable laws or regulations. The nominees, if elected, together with the serving external directors, will constitute the entire Board of Directors. Unless otherwise instructed, all proxies will be voted in favor of the eight (8) nominees listed below as directors of the Company.

The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

In the event that any of the nominees is not able to serve, under the articles of association of the Company, the Board of Directors will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the incumbent external directors, who constitute the entire Board of Directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 15, 2006:

NOMINEE	YEAR FIRST BECAME A DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES
Mordechay Zisser (1)	1999
President and Executive Chairman of the board of directors of each of Control Centers and Europe-Israel and Executive Chairman of the board of directors of the Company. Executive Chairman of the board of directors of Plaza Centers N.V., a public company listed on the Official List of the London Stock Exchange
			12,403,634 *
Abraham (Rami) Goren	2006	Vice Executive Chairman of the board of directors of the Company. Chairman of the board of directors of Elscint Ltd., a subsidiary of the Company (“Elscint”)	47,700
Shimon Yitzhaki (1)	1999	President of the Company and Vice President of Europe-Israel. A director in Plaza Centers N.V., a public company listed on the Official List of the London Stock Exchange	67,265
Rachel Lavine	1999	President of Elscint and Vice President of Europe-Israel	1,254
Joshua (Shuki) Forer (2)	1999	Mayor of the City of Rehovot, Israel	6,000
David Rubner (2)	2003	Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd.	---

NOMINEE	YEAR FIRST BECAME A DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES
Moshe Lion	2006	Senior partner of Lion, Orlitzky and Co., an accounting firm in Israel	13,250
Shmuel Perets	2006	Consultant	---

CURRENT EXTERNAL DIRECTOR	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	BENEFICIAL OWNERSHIP OF SHARES
Yosef Apter (2)	2002	Chief Executive Officer of the Jerusalem College of Technology	---
Zvi Tropp (1) (2)	2004	Acting Chairman of the board of directors of RAFAEL Ltd. and partner in Zenovar Consultants Ltd.	---

(1) Member of the Donation Committee.
(2) Member of the Audit Committee.

* Such number includes 12,053,634 Shares beneficially owned by Europe-Israel, which is indirectly controlled by Mr. Zisser and 350,000 options to purchase 350,000 Shares at an exercise price of NIS 137.44 per Share, which have fully vested as of November 15, 2006.

MORDECHAY ZISSER. Mr. Zisser was appointed Executive Chairman of the Company’s Board of Directors in May 1999. He has been President and Chairman of the board of directors of Europe-Israel, a private company which is the controlling shareholder of the Company, since March 1998, and President and Chairman of the board of directors of Control Centers, a private company, which is the parent company of Europe-Israel, since 1983. Europe-Israel and Control Centers are engaged, through their direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: real estate investment, hotel ownership and management, development and operation of commercial and entertainment malls in Eastern European countries, in venture capital investments and in the hi-tech, medical and bio-technology industries. Control Centers also holds direct interests in property development projects in Israel. In October 2006, Mr. Zisser was also appointed as Executive Chairman of the board of directors of Plaza Centers N.V., a subsidiary of the Company which is a public company listed on the Official List of the London Stock Exchange. Mr. Zisser is active in charitable organizations. He is a member of the management of the “Oranit” hostel.

ABRAHAM (RAMI) GOREN. Mr. Goren became a member of our Board of Directors since April 2006. Mr. Goren has also served as the Executive Chairman of the board of directors of Elscint Ltd., a subsidiary of the Company, from July 1999. Mr. Goren is engaged in the development of new investments and heads the high-tech investment division of the Company. Until 2004, Mr. Goren served as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren had been a partner in the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.), a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate in the law firm of Weil, Gotshal & Manges in New York City. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren holds an LL.B. degree from Bar Ilan University and an LL.M. degree from New York University. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

SHIMON YITZHAKI. Mr. Yitzhaki has served as President and a member of the Board of Directors since May 1999. Mr. Yitzhaki also served as the Company's Chief Financial Officer between March 2005 and August

2006. Mr. Yitzhaki has also served as a member of the board of directors of various subsidiaries of the Company, including Elscint Ltd. since May 1999 and Plaza Centers N.V. since October 2006. Since March 1998, Mr. Yitzhaki has served as the Vice President of Europe-Israel, and, since the mid-1980’s, as Vice President of Control Centers. Mr. Yitzhaki holds a Bachelor of Arts degree in accounting from Bar Ilan University and is a certified public accountant.

RACHEL LAVINE. Ms. Lavine has served as a member of the Board of Directors since May 1999. In May 1999, Ms. Lavine was appointed as President and a member of the board of directors of Elscint Ltd., a subsidiary of the Company. Since March 1998, she has served as Vice President of Europe-Israel, and, from 1994 to 1998, Ms. Lavine has served as Chief Financial Officer of Control Centers, the parent company of the Company. Ms. Lavine holds a Bachelor of Arts degree in accounting and is a certified public accountant.

YEHOSHUA (SHUKI) FORER. Mr. Forer has served as a member of the Board of Directors since May 1999. Mr. Forer is the Mayor of the City of Rehovot in Israel. Mr. Forer is an attorney, and was the managing partner of Forer Azrieli and Partners, a law firm with offices in Tel-Aviv and Rehovot from 1994 to 1998. Mr. Forer was the Acting Chairman of Herzlia Marina Ltd., Ashkelon Marina Ltd. and Control Centers from 1989 to 1994 and of Williger Ltd. from 1989 to 1991. Mr. Forer was also Managing Director of the Israel Ministry of Industry and Commerce from 1983 to 1986 and of the Investment Center From 1981 to 1983. Mr. Forer was an Assistant to the Minister of Industry and Commerce in charge of development areas from 1980 to 1981. Mr. Forer held positions as a member of the boards of directors of Bank Leumi Le-Israel Ltd., Israel Chemicals Ltd., Negev Phosphates Company Ltd., Industrial Buildings Corporation Ltd., Red Sea Hotels Ltd. and Ackerstein Zvi Ltd. and was a member of the Presidium and Vice President of the Association of the Tel-Aviv Chamber of Commerce from 1987 to 1996. Mr. Forer is currently a member of the board of directors of Castro Model Ltd. Mr. Forer received his LL.B. with Honors from the Hebrew University in Jerusalem.

DAVID RUBNER. Mr. Rubner has served as a member of the Board of Directors since July 2003. Mr. Rubner serves as Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as General Partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner served as President and Chief Executive Officer of ECI Telecom Ltd. Prior thereto, Mr. Rubner held the positions of Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., Koor Industries Ltd., Limpan Electronic Engineering Ltd. as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar-Ilan University, Jerusalem College of Technology and Shaare Zedek Hospital. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University. Mr. Rubner was recipient of the Industry Prize in 1995.

MOSHE LION. Mr. Lion has served as a member of the Board of Directors since April 2006. Mr. Lion is a senior partner of Lion, Orlitzky and Co., an accounting firm in Israel. From April 2003 to April 2006 Mr. Lion was the Chairman of Israel Railways. From October 2000 to December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion was Director General of the Israeli Prime Minister’s Office and an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, he served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion serves as a director of Massad Bank and the Israel Council for Higher Education and the Wingate Institute for Physical Education. Mr. Lion holds a Bachelor of Arts degree in accounting and economics and a Master’s Degree in Law (LL.M.) from Bar Ilan University.

SHMUEL PERETS. Mr. Perets has served as a member of the Board of Directors since April 2006. Since 1997, Mr. Perets has served as the President of the Israel Aircraft Industries European division. From March 2003 to December 2005, Mr. Perets served as a director of Elscint. Between 1991 and 1996, Mr. Perets served as Vice President (Finance) of the Israel Aircraft Industries. Between the years 1980-2002, Mr. Perets served as a director of Elta Ltd., Magal Ltd., Medisel Technologies Inc., SpaceCom Ltd., and Belgium Advanced Technologies (a

Belgium company). Mr. Perets holds a Bachelor of Arts degree in economics and political science from the Hebrew University in Jerusalem, as well as an MBA from the New York Institute of Technology.

The Company’s current external directors, Mr. Apter Yosef and Zvi Tropp, shall continue to serve as external directors until December 24, 2008 and September 1, 2007, respectively.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-election of Messrs. Zisser, Yitzhaki, Forer, Rubner, Goren, Lion, Perets and Ms. Lavine as directors of the Company, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF BRIGHTMAN ALMAGOR & CO AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 AND AUTHORIZATION OF THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

The Audit Committee propose that shareholders approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2006 and authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year. Such auditors have served as the Company’s auditors since 1999, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Brightman Almagor & Co., the Israeli member of Deloitte Touche Tohmatsu, as independent auditors of the Company for the fiscal year ended December 31, 2006 be, and the same hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company for such fiscal year.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF THE PURCHASE BY THE COMPANY OF AN INSURANCE POLICY FOR THE
COVERAGE OF LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY, INCLUDING
AS DIRECTORS OR OFFICERS OF THE COMPANY’S SUBSIDIARIES

Following the approval by the Audit Committee and Board of Directors, it is proposed that the purchase of a policy for the coverage of the liability of directors and officers of the Company, including as directors or officers of the Company’s subsidiaries, for a one-year period beginning on October 31, 2006 and ending on October 31, 2007, be approved. Such policy would cover a total liability of $40 million per occurrence during the duration of the policy, which represents the overall directors and officers liability policy covering the directors and officers of Europe-Israel (the parent company of the Company) and companies under its control, the liability of directors and officers of Europe-Israel and companies controlled by it, other than the Company and companies under its control, is limited to $10 million out of the aggregate coverage amount of $40 million. The premium paid by the Company with respect to this insurance policy was approximately $256,500 representing its share out of a total premium of approximately $285,000 paid for the overall policy for Europe-Israel and the companies controlled by it. The coverage of such policy also includes acts and/or omissions performed by previous directors and officers of the Company for a one-year period beginning on October 31, 2006 and ending on October 31, 2007 without any retroactive limitation and subject to the terms of the policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Company’s purchase of an insurance policy covering insurance of directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, and the terms of such policy, as presented to the shareholders, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2005.

OTHER BUSINESS

The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company at least 24 hours before the Meeting.

            By Order of the Board of Directors,

            MR. MORDECHAY ZISSER
            Executive Chairman of the Board of Directors

            MR. SHIMON YITZHAKI
            President

November 21, 2006